Exhibit 99.1

17 Education & Technology Group Inc. Announces Plan to Implement ADS Ratio Change

BEIJING, China, December 13, 2023 – 17 Education & Technology Group Inc. (Nasdaq: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the current ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares to a new ADS Ratio of one (1) ADS to fifty (50) Class A ordinary shares, effective on or about December 18, 2023, U.S. Eastern Time (the “Effective Date”).

For17EdTech’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-five reverse ADS split. On the Effective Date, holders of the ADSs will be required to surrender and exchange every five (5) ADSs then held for one (1) new ADS. The Bank of New York Mellon, as the depositary bank for 17EdTech’s ADS program, will arrange for the exchange. 17EdTech’s ADSs will continue to be traded on the Nasdaq Global Select Market under the symbol “YQ.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on 17EdTech’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than five times the ADS trading price before the change.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com